EXHIBIT 21.6

METROPOLITAN EDISON COMPANY
SUBSIDIARIES OF THE REGISTRANT
AT DECEMBER 31, 2005

Name Of Subsidiary	Business	State of Organization

York Haven Power Company	Hydroelectric Generation	New York

Met-Ed Funding LLC	Special-Purpose Finance	Delaware

Note: Met-Ed, along with its affiliates JCP&L and Penelec, collectively own all of the common stock of Saxton Nuclear Experimental Corporation, a Pennsylvania non-profit corporation organized for nuclear experimental purposes which is now inactive. The carrying value of the owners' investment has been written down to a nominal value.

Exhibit Number 21, List of Subsidiaries of the registrant at December 31, 2005, is not included in the printed document.